UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Biofield Corp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

09591108

(CUSIP Number)

King of Prussia Business Center, Suite C
1019 West Ninth Avenue
King of Prussia, PA 19406
(215) 972-1717

copy to: Craig F. Zappetti, Esq.
Saul Ewing LLP
Centre Square West, 1500 Market Street, 38th Floor
Philadelphia, PA 19102-2186

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17,2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09591108

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

The MacKay Group, Inc. 20-4624035
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3	SEC Use Only

4	Source of Funds (See Instructions) (See item 3)

N/A
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

	N/A	☐
6	Citizenship or Place of Organization

Hong Kong
	7	Sole Voting Power

		0
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		0
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

	N/A	☐
13	Percent of Class Represented by Amount in Row (11)

0%
14	Type of Reporting Person (See Instructions)

CO

Item 1.  Security and Issuer

Common stock of Biofield Corp, with its principal executive office at:  King of Prussia Business Center, Suite C, 1019 West Ninth Avenue, King of Prussia, PA 19406.

Item 2.  Identity and Background

(a)  The MacKay Group, Inc.

(b)  1615 Walnut Street, 3rd Floor, Philadelphia, PA 19103

(c)  1615 Walnut Street, 3rd Floor, Philadelphia, PA 19103

(d)  During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  During the last five years, the reporting person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The reporting person is a citizen of Hong Kong.

Item 3.  Source and Amount of Funds or Other Consideration

On March 30, 2006, a Form 13D was incorrectly filed to disclose The MacKay Group, Inc. as a greater than 5%  holder, specifically owning 8,747,531 shares of common stock of the Corporation.  James MacKay, as the designee of The MacKay Group, Inc. was intended to be the owner of these shares.  As of January 17, 2008, only 5,898,495 shares of common stock were actually owned by James MacKay, although the March 30, 2006 Stock Acquisition and Voting Trust Agreement between the Long Family Control Group and The MacKay Group entitles Mr. MacKay as the designee of The MacKay Group to all 8,747,531 shares.  As a result, this amended Form 13D/A discloses that The MacKay Group owns 0 shares and is not a greater than 5% holder of the Corporation’s capital stock.

Item 4.  Purpose of Transaction

See Item 3 Above.

Item 5.  Interest in Securities of the Issuer

The reporting person beneficially owns 0 shares of common stock or 0 % of the outstanding shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7.  Material to be Filed as Exhibits

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE MACKAY GROUP, INC.

Date:  January 28, 2008

By:  /s/  James MacKay

James MacKay,

President of The MacKay Group, Inc.